Exhibit 99.25

<u>JOINDER AGREEMENT</u>

The undersigned is executing and delivering this Joinder Agreement pursuant to the Controlling Stockholders' Agreement (the "<u>Agreement</u>"), dated as of December 10, 2018 and as it may be amended from time to time in accordance with its terms, by and among Organogenesis Holdings Inc. and the Stockholders party thereto.

Capitalized terms used but not defined herein shall have the meaning ascribed to such terms in the Agreement.

By executing and delivering this Joinder Agreement to the Agreement, the undersigned hereby adopts and approves the Agreement and agrees, effective commencing on the date hereof and as a condition to and immediately prior the undersigned's becoming the transferee of shares of Common Stock, to be bound by and to comply with the provisions of the Agreement applicable to the Stockholders party thereto, in the same manner as if the undersigned were an original signatory to the Agreement.

Accordingly, the undersigned has executed and delivered this Joinder as of the 31st day of December, 2024.

/s/ Josette Ades
Josette Ades

Address: 134 Via Palacio
             Palm Beach Gardens, FL 33418